UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-A
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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
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AboveNet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-23269	11-3168327
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

360 Hamilton Avenue White Plains, New York	10601
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (914) 421-6700

Securities to be registered pursuant to Section 12(b) of the Act: none

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

PREFERRED SHARE PURCHASE RIGHTS
(Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

As previously reported, on August 3, 2006, the board of directors (the “Board of Directors”) of AboveNet, Inc. (the “Company”) authorized and declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock of the Company, par value $0.01 per share (the “Common Shares”), issued and outstanding at the close of business on August 7, 2006 (the “Record Date”), each Right representing the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares”), at a price of $100.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), upon the terms and subject to the conditions set forth in the existing Rights Agreement between the Company and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”), dated as of August 3, 2006, as amended by the Amendment to Rights Agreement, dated as of August 7, 2008 (the “Initial Agreement”).  The Board of Directors also authorized and directed the issuance of one Right with respect to each Common Share that was issued after the Record Date and prior to the expiration of the Rights.  Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of one Common Share.  The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement entered into by the Company with the Rights Agent on August 3, 2009 (the “Amended and Restated Rights Agreement”).  The Amended and Restated Rights Agreement amends and restates in its entirety the Initial Agreement.  The principal purposes of the Amended and Restated Rights Agreement are to (i) extend the expiration date under the Initial Agreement; (ii) include certain derivative securities in the beneficial ownership test under the Amended and Restated Rights Agreement; and (iii) increase the Purchase Price from $100.00 to $160.00 per Right.

Except as otherwise described below, until the earlier to occur of (i) 10 days after the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by the Common Share certificates and book-entry shares.

Until the Distribution Date, the Rights will be transferable with and only with the Common Shares.  Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares or book-entry shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates or book-entry shares.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earliest of (i) August 7, 2012 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as described below, (iii) the time at which the Rights are exchanged as described below, or (iv) one year from August 3, 2009 if the approval of the Amended and Restated Rights Agreement is not ratified by holders of a majority of the votes cast at a duly called meeting of the Company’s stockholders or any adjournment or postponement thereof, at which a quorum is present, within such one year period.

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.  The Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as described in the Amended and Restated Rights Agreement.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable.  Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share.  In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100.00 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share.  Each Preferred Share will have 100 votes, voting together with the Common Shares.  Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share.  These rights are protected by customary anti-dilution provisions.  The Preferred Shares would rank junior to any other series of the Company’s preferred stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price per Right (or the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights) for a period of 60 days after the later of the date such person becomes an Acquiring Person or the effective date of an appropriate registration statement filed under the Securities Act of 1933, as amended, with respect to the securities issuable upon exercise of the Rights.  If there is an injunction or similar obstacle to the exercise of the Rights, a new 60-day period will commence after the date on which the Rights again become exercisable.

Generally, under the Plan, an “Acquiring Person” will not be deemed to include (i) the Company, (ii) a subsidiary of the Company, (iii) any employee benefit or compensation plan of the Company or any subsidiary of the Company, (iv) any entity holding Common Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company, (v) any person, together with all affiliates and associates of such person, who is the beneficial owner of 15% or more of the Common Shares issued and outstanding as of the date of the Amended and Restated Rights Agreement until such time after the date of the Amended and Restated Rights Agreement that such person, together with all affiliates and associates of such person, will become the beneficial owner of any additional Common Shares (other than by means of a dividend made by the Company on the Common Shares issued and outstanding or pursuant to a split, subdivision or other reclassification of the Common Shares undertaken by the Company or as a result of the granting to a member of the Board of Directors of Common Shares or options to purchase Common Shares or the vesting of Common Shares or options to purchase Common Shares held by a member of the Board of Directors (which options and/or Common Shares have been contributed by the member of the Board of Directors to such Person or the member of the Board of Directors is, or is an affiliate or associate of, such Person)) and will then beneficially own more than 15% of the Common Shares issued and outstanding, or (vi) an Excluded Stockholder.  “Excluded Stockholder” is defined to mean the individually identified members of the York Group, consisting of JGD Management Corp., York Capital Management, L.P. and certain of their affiliated funds holding Company securities, funds and accounts managed by JGD Management Corp. and their respective affiliates and associates; provided, however, that, except as otherwise provided in the definition of “Acquiring Person,” none of the members of the York Group or their affiliates or associates will be an Excluded Stockholder if any such party, individually or collectively, become the beneficial owner of 20% or more of the outstanding Company common stock without the prior written consent of the Company.

In addition, except in certain circumstances as set forth in the Amended and Restated Rights Agreement, no person will become an Acquiring Person or fail to qualify as an Excluded Stockholder either (x) as the result of an acquisition of Common Shares by the Company which, by reducing the number of Common Shares issued and outstanding, increases the proportionate number of Common Shares beneficially owned by such person to 15% or more (or 20% or more in the case of an Excluded Stockholder, together with its affiliates and associates) of the Common Shares then outstanding or (y) as the result of the granting to a member of the Board of Directors of Common Shares or options to purchase Common Shares and/or the vesting of Common Shares or options to purchase Common Shares held by a member of the Board of Directors (which options and/or Common Shares have been contributed by the member of the Board of Directors to such person or the member of the Board of Directors is, or is an affiliate or associate of, such person); unless, in either case, such person will thereafter acquire additional Common Shares without the Company’s prior written consent.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price per Right.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than Rights owned by such Acquiring Person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Rights on the last trading day prior to the date of exercise.

At any time prior to the earlier of (i) such time that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Company may redeem all, but not less than all, of the outstanding Rights at a price of $0.01 per Right, subject to adjustment for stock splits, stock dividends or similar transactions (the “Redemption Price”).  The Rights may also be redeemed at certain other times as described in the Amended and Restated Rights Agreement.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that from and after such time as the rights are distributed no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be amended to permit such acquisition or redeemed by the Company at the Redemption Price.

The Amended and Restated Rights Agreement and the form of Right Certificate are filed as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 2.  EXHIBITS.

Exhibit No.	Description of Exhibit
3.1*	Certificate of Designation of Series A Junior Participating Preferred Stock.

4.1**	Amended and Restated Rights Agreement, dated as of August 3, 2009, between AboveNet, Inc. and American Stock Transfer & Trust Company, LLC.

4.2**	Form of Right Certificate.

(*)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2006, and incorporated herein by reference.

(**)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2009, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABOVENET, INC.

Date: August 3, 2009	By:	/s/ Robert Sokota
Robert Sokota
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1*	Certificate of Designation of Series A Junior Participating Preferred Stock.

4.1**	Amended and Restated Rights Agreement, dated as of August 3, 2009, between AboveNet, Inc. and American Stock Transfer & Trust Company, LLC.

4.2**	Form of Right Certificate.

(*)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2006, and incorporated herein by reference.

(**)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2009, and incorporated herein by reference.